JCDecaux

06015584

SEC MAIL RECEIVED PROCESSING JUL 28 2006 WASH, D.C. 213 SECTION

082-34631

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 26 July 2006

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File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated 26 July 2006 in relation JCDecaux SA's revenues for the first half of 2006 which is up 13.4%.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department

dlw 7/31

Enc.

JCDecaux

FIRST HALF OF 2006: REVENUES OF € 945.8 MILLIONS, UP 13.4%, SUPPORTED BY CONTINUED GOOD ORGANIC REVENUE GROWTH

Out of Home Media

Paris, 26 July 2006 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today its revenues for the six months ended 30 June 2006, reporting a 13.4% increase to €945.8 million compared to the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 7.6%.

In the second quarter, consolidated revenues grew by 10.9% to €503.6 million (+7.2% on an organic basis) compared to the same period last year. This growth in revenues reflects very good progress in Transport, which continued to show strong organic growth, and a solid performance from Street Furniture.

Geographically, Europe - excluding the UK - produced solid organic revenue growth and the Group reported strong performances in its newer territories of North America, Asia-Pacific and the Rest of the World.

By activity:

Reported revenues

(€ M)	2006			2005			Change 06/05 (%)		
	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1
Street Furniture	227.5	258.2	**485.7**	211.9	243.0	**454.9**	7.4%	6.3%	**6.8%**
Billboard	103.9	118.5	**222.4**	99.0	115.4	**214.4**	5.0%	2.7%	**3.7%**
Transport	110.8	126.9	**237.7**	68.8	95.6	**164.4**	61.0%	32.7%	**44.6%**
Total	**442.2**	**503.6**	**945.8**	**379.7**	**454.0**	**833.7**	**16.5%**	**10.9%**	**13.4%**

Organic growth [1]

(€ M)	Change 06/05 (%)		
	Q1	Q2	H1
Street Furniture	5.4%	5.9%	**5.6%**
Billboard	4.2%	3.5%	**3.8%**
Transport	21.3%	15.2%	**17.8%**
Total	**8.0%**	**7.2%**	**7.6%**

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79

By geographic area:

Revenues	H1 2006 (€m)	H1 2005 (€m)	Reported growth (%)	Organic growth(1) (%)
France	294.7	278.7	5.7%	5.7%
United Kingdom	125.2	124.4	0.6%	1.0%
Rest of Europe	338.3	320.7	5.5%	4.8%
Asia-Pacific	116.1	61.1	90.0%	18.6%
North America	64.5	44.7	44.3%	37.8%
Rest of the world	7.0	4.1	70.7%	46.8%
Total Group	**945.8**	**833.7**	**13.4%**	**7.6%**

(1) excluding acquisitions/divestitures, the impact of foreign exchange and the revenue reclassification of some activities in 2006.

Street Furniture revenues for the first half of 2006 increased by 6.8% to €485.7 million from €454.9 million in the first half of last year. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by 5.6%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products, rose by 5.0% organically.

In the second quarter, revenues increased by 6.3% to €258.2 million (+5.9% on an organic basis) compared to the same period last year. The Street Furniture market continued to rebound in France, which reported solid organic revenue growth for the third consecutive quarter. Revenues also improved in the United Kingdom, where sound growth was achieved, while Italy, Sweden, Austria and Eastern Europe reported double-digit revenue increases. Market conditions remained challenging in Belgium and Spain as well as in Germany, where the World Cup did not provide any particular benefit to Street Furniture revenues. In North America, Asia-Pacific and the Rest of the World, revenues recorded double-digit growth.

Billboard revenues for the first half increased by 3.7% to €222.4 million from €214.4 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 3.8% over the period.

In the second quarter, revenues increased by 2.7% to €118.5 million (+ 3.5% on an organic basis). Market conditions proved very favorable in Austria and Portugal, which reported double-digit revenue growth over the period, as well as in several Eastern European countries. Sound growth was also achieved in the United Kingdom and Ireland. However, market conditions remained challenging in Belgium, Italy and France.

Transport revenues rose by 44.6% to €237.7 million from €164.4 million in the first half of last year, following the 2005 acquisitions of MediaNation and Media Partners International in China. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 17.8%, with strong increases in most countries.

In the second quarter, revenues increased by 32.7% to €126.9 million (+15.2% on an organic basis). Double-digit organic revenue growth was achieved in many European countries including France, Denmark, Spain and Germany, where revenues from Frankfurt Airport, contrary to Street Furniture, were boosted by the World Cup. Strong revenue increases were also reported in Norway, Sweden, Chile and Portugal while revenues from the United-Kingdom were down.

Commenting on the first half revenues, Jean-Charles Decaux, Chairman of the Board and co-Chief Executive Officer, said:

"As anticipated, our second quarter revenues showed good organic growth, reflecting a solid performance from the Street Furniture division, a useful improvement in Billboard revenues and a continued double-digit increase from our Transport division.

The strong revenue increase from Transport advertising, the overall improvement in the French advertising market compared to 2005, as well as the good progress of our North American and Asia-Pacific operations, should continue fuelling our organic revenue growth, which we still expect to exceed 6% for 2006 - comfortably ahead of forecasts for growth in the worldwide advertising market."

Next information:
2006 Half Year Results: 13 September 2006 (before market)


HSBC

Newly launched advertising display:
JCDecaux launched the first jet bridge advertising program in the United States at JFK (NY) with HSBC.

JCDecaux

Key Figures for the Group:

- *2005 revenues: €1,745.2M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *715,000 advertising panels in 46 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

****

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.